

December 19, 2023

John McGinnis
Executive Vice President and Chief Financial Officer
ManpowerGroup Inc.
100 Manpower Place
Milwaukee, WI 53212

      Re: ManpowerGroup Inc.
          Form 10-K for Fiscal Year Ended December 31, 2022
          Form 8-K furnished October 19, 2023
          File No. 001-10686

Dear John McGinnis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis
Consolidated Results - 2022 compared to 2021
Segment Results, page 37

1. Please revise to provide quantification of factors to which changes are attributed in absolute dollar amounts, to the extent providing such quantification would provide meaningful analysis of your year over year results. For example, your discussions of revenue and gross profit for your Americas segment discusses multiple factors without quantification that would allow users to understand the impact of each material factor. Also, certain discussions do not appear to discuss or quantify all material factors that impacted your year over year results. Specifically, when discussing you Northern Europe results, you attribute your OUP margin decrease to the loss on sale of your Russia business partially offset by the increase in gross profit margin. Your discussion focuses on the decreased OUP margin without quantified discussion on what caused your Northern Europe Operating Unit Profit ("Organic Constant Currency Variance") to

decrease by 22.3%. Refer to Item 303 of Regulation S-K.

Form 8-K furnished October 19, 2023

Exhibit 99.1, page 1

2.   You present a non-GAAP measure of Free Cash Flow in the initial bullet points of your earnings release. Please revise to include the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Shapiro at 202-551-3273 or Abe Friedman at 202-551-8298 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services